SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)*

KEITHLEY INSTRUMENTS, INC.
(Name of issuer)

Common Shares, without par value
(Title of class of securities)

487584104
(CUSIP number)

Danaher Corporation
2099 Pennsylvania Avenue, N.W., 12th floor
Washington, DC 20006
Attn: Attila I. Bodi
(202) 828-0850

Copies to:
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attn: Joseph A. Coco, Esq.
Thomas W. Greenberg, Esq.
(212) 735-3000
(Name, address and telephone number of person authorized to receive notices and communications)

December 8, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 487584104
1	Name of reporting persons, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Danaher Corporation. 59-1995548
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power SEE ITEM 5
	8	Shared voting power SEE ITEM 5
	9	Sole dispositive power SEE ITEM 5
	10	Shared dispositive power SEE ITEM 5
111	Aggregate amount beneficially owned by each reporting person SEE ITEM 5
122	Check box if the aggregate amount in Row (11) excludes certain shares ☐
133	Percent of class represented by amount in Row (11) SEE ITEM 5
144	Type of reporting person CO

CUSIP No. 487584104
1	Name of reporting persons, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Aegean Acquisition Corp.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	7	Sole voting power SEE ITEM 5
	8	Shared voting power SEE ITEM 5
	9	Sole dispositive power SEE ITEM 5
	10	Shared dispositive power SEE ITEM 5
111	Aggregate amount beneficially owned by each reporting person SEE ITEM 5
122	Check box if the aggregate amount in Row (11) excludes certain shares ☐
133	Percent of class represented by amount in Row (11) SEE ITEM 5
144	Type of reporting person CO

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed on October 7, 2010 (the “Original Schedule 13D”), by (i) Danaher Corporation, a Delaware corporation (“Danaher”) and (ii) Aegean Acquisition Corp., an Ohio corporation (“Merger Sub”) (collectively, the “Reporting Persons”), relating to the common shares, without par value (the "common shares"), of Keithley Instruments, Inc. (the “Issuer”), including common shares issuable upon the conversion of the Issuer’s Class B common shares, without par value (the “Class B common shares”).

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph:

The merger of Merger Sub with and into the Issuer was completed on December 8, 2010.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)  In connection with the consummation of the merger described in Item 4 above, Merger Sub was merged with and into the Issuer, the separate corporate existence of Merger Sub thereupon ceased, and the Issuer became an indirectly wholly-owned subsidiary of Danaher.  Upon consummation of the merger, the common shares ceased to be traded on the New York Stock Exchange and registration of such common shares will be terminated pursuant to Section 12(g)(4) of the Exchange Act.

(c)  None.

(d)  None.

            (e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DANAHER CORPORATION
By:	/s/ James F. O’Reilly
Name:	James F. O’Reilly
Title:	Associate General Counsel and Secretary

AEGEAN ACQUISITION CORP.
By:	/s/ James F. O’Reilly
Name:	James F. O’Reilly
Title:	VP-Secretary